SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A*

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Corporate Express N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Kristin A. Campbell
Senior Vice President, General Counsel and Secretary
Staples, Inc.

500 Staples Drive
Framingham, MA 01702
(508) 253-1690

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Staples Acquisition B.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) WC, BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 184,534,522*

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 184,534,522*

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,534,522*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.2%

14.	TYPE OF REPORTING PERSON (see instructions) CO

*  This amount does not include 53,248,948 preference shares A, with a nominal value of EUR 1.20 each, that are beneficially owned by Staples Acquisition B.V.

1.	NAMES OF REPORTING PERSONS Staples, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) WC, BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 184,534,522*

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 184,534,522*

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,534,522*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.2%

14.	TYPE OF REPORTING PERSON (see instructions) CO

*  This amount does not include 53,248,948 preference shares A, with a nominal value of EUR 1.20 each, that are beneficially owned by Staples, Inc.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 16, 2008, as amended on June 17, 30 and July 11, 2008 (the “Schedule 13D”), relating to the beneficial ownership by Staples, Inc. (“Staples”) and Staples Acquisition B.V. (“Staples Acquisition”) of the Ordinary Shares, nominal value of EUR 1.20 per share (the “Shares”) of Corporate Express N.V., a public limited liability company incorporated under the laws of The Netherlands (the “Issuer”), having its statutory seat in Maastricht and its registered office at Hoogoorddreef 62, 1101 BE Amsterdam Zuidoost, The Netherlands.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 4.  Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.  Unless specifically amended in this Amendment No. 4, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration
The first sentence of Item 3 is hereby restated in its entirety as follows: Staples Acquisition used an aggregate of EUR 1,706,944,329 to purchase the Shares.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following after the fourth paragraph thereof:

On July 23, 2008, Staples Acquisition settled for the securities tendered during the post acceptance period of the Offer by making payment of the Offer Price of (i) EUR 9.25 in cash per Share, (ii) EUR 9.25 in cash per ADS, (iii) EUR 3.60 in cash per Preference Share and (iv) EUR 1,346.71 in cash per 2% convertible bond due 2010, subject in each case to the securities being validly tendered (or defectively tendered, provided that such defect was waived by Staples Acquisition) and validly delivered to the Dutch Settlement Agent, ING Bank N.V.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

(a)-(b)     The number of Shares that may be deemed beneficially owned by Staples and Staples Acquisition for purposes of Section 13(d) of the Exchange Act is 184,534,522 , which represents 99.2% of the outstanding Shares.  Staples and Staples Acquisition have sole power to control the vote of 184,534,522 * Shares and sole power to dispose of 184,534,522 * Shares.

(c)           See Item 6.

(d)           Not applicable.

(e)           Not Applicable.

*  This amount does not include 53,248,948 Preference Shares that are beneficially owned by Staples and Staples Acquisition.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:		July 25, 2008

STAPLES ACQUISITION B.V.

By:	/s/ Christine T. Komola

	Name:	Christine T. Komola

	Title:	Director

STAPLES, INC.

By:	/s/ Kristin A. Campbell

	Name:	Kristin A. Campbell

	Title:	Senior Vice President, General
Counsel and Secretary